[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859

markschonberger@paulhastings.com

August 15, 2006	23062.68339

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Steven Jacobs, Accounting Branch Chief

Re:	Lexington Corporate Properties Trust

Form 10-K for the year ended December 31, 2005

Filed March 14, 2006

Form 8-K/A dated April 13, 2005

Filed June 29, 2005

File No. 1-12386

Dear Mr. Jacobs:

This letter sets forth the response of Lexington Corporate Properties Trust to the Staff’s additional comment letter dated August 1, 2006 in connection with the Staff’s review of Lexington Corporate Properties Trust’s Form 10-K for the year ended December 31, 2005 and Form 8-K/A dated April 13, 2005 and a telephone discussion with the Staff on August 3, 2006. Capitalized terms used herein and not otherwise defined have the meanings specified in the 10-K or the 8-K/A, as applicable. For your convenience, we have repeated each comment prior to our response.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 47

1.

We have read your response to prior comment 2 and note that your proposed disclosure does not explain the basis for each additional adjustment to FFO such as the dilutive effect of the deemed conversion of your convertible operating partnership units and series C cumulative convertible preferred shares. Please revise your disclosure and include your proposed revisions in your response to us.

Steven Jacobs

August 15, 2006

Lexington has advised that all future filings will contain the following disclosure relating to funds from operations, when applicable:

We believe that funds from operations ("FFO") is a widely recognized and appropriate measure of the performance of an equity REIT. We present FFO because we consider it an important supplemental measure of our operating performance. We believe FFO is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude generally accepted accounting principles (“GAAP”) historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably overtime. Historically, however, real estate values have risen or fallen with market conditions. As a result, FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, interest costs and other matters without the inclusion of depreciation and amortization, providing perspective that may not necessarily be apparent from net income.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). FFO is defined by NAREIT as "net income (or loss) computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures." FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

We include in our calculation of FFO, which as included we refer to as the “Company’s funds from operations” or “Company FFO,” our operating partnership units and our Series C Cumulative Convertible Preferred Shares because these securities are convertible, at the holder’s option, into our common shares. Management believes this is appropriate and relevant to securities analysts, investors and other interested parties because it presents Company FFO on a company-wide basis as if all securities that are convertible, at the holder’s option, into our common shares are converted. Since others do not calculate FFO in a similar fashion, Company FFO may not be comparable to similarly titled measures as reported by others.

Steven Jacobs

August 15, 2006

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 57

2.

We have reviewed your response to prior comment 3 and continue to question your conclusions. Considering that distributions in excess of cumulative earnings, regardless of whether they are from operating cash flow or not, reduce your investment balance under the equity method and would be treated as a return of capital for tax purposes, it appears that these distributions should be classified as an investing activity under paragraph 16 of SFAS 95. Please revise your presentation accordingly.

Lexington has advised that, after considering the guidance in SFAS 95, particularly paragraph 16b, it does not believe that its distributions from non-consolidated entities in the Statement of Cash Flows should be classified as a return of its investment in the non-consolidated entities. The basis for Lexington’s belief is that management looks to the source of the distribution for classification in the statement of cash flows.

Lexington supplementally confirms that each non-consolidated entity in which it has an investment invests in single tenant, net-leased real properties (similar to Lexington’s consolidated properties) and each generated positive cash flows from operations. Lexington’s share of each of the non-consolidated entity’s operating cash flows was in excess of the distributions received by Lexington from the applicable non-consolidated entity. As a result, Lexington believes classifying these distributions as operating cash flow is appropriate since the source of these distributions is the underlying operating cash flows of the applicable non-consolidated entity. Lexington further advises, to the extent it receives a distribution from a non-consolidated entity that is from a source other than operating cash flows of the non-consolidated entity, Lexington classifies these cash flows in investing activities. By way of example, Lexington classifies loan proceeds and property sale proceeds distributed by a non-consolidated entity in cash flows from investing entities rather than in cash flows from operations.

Lexington respectfully agrees that distributions in excess of earnings for equity method investments result in a reduction in the investment balance as required by APB 18. However, Lexington believes the spirit of SFAS 95 would not be met if the source of the distributions were not considered.

Form 8-K/A dated April 13, 2005

3.

We have read your response to prior comment 8. Although unaudited financial statements for the most recent interim period which reflected the acquisition of the non-net leased properties were included in the Form 10-Q

Steven Jacobs

August 15, 2006

for the period ended June 30, 2005, these financial statements do not satisfy the requirements under Rule 3-14 of Regulation S-X. In that regard, Rule 3-14 of Regulation S-X financial statements are required for pre-acquisition results. Please revise to present Rule 3-14 of Regulation S-X financial statements for the interim period ended March 31, 2005 on an unaudited basis.

Lexington has advised that it did not include unaudited financial statements for the interim period ended March 31, 2005, because the date of the report was April 13, 2005. Lexington believes that on April 13, 2005, only audited financial statements for the year ended December 31, 2004 were required.

4.

In addition, we still do not understand your basis for concluding the financial statements of the properties acquired are not required if they are available and relevant as they appear to be significant in the aggregate. If the properties have an operating/leasing history and leases were assumed from the prior lessor, please explain why financial statements of the property would not be meaningful. The reference you provide to support your ability to exclude financial statements is only related to financial information of the tenants or guarantors and should not be applied to the financial statements of the property.

Lexington advises that, in accordance with the guidance contained in the Division of Corporation Finance Accounting Disclosure Rules and Practices 2000 Edition, Lexington determined that each of these properties acquired were leased to a single tenant on a long-term basis immediately after acquisition under a net lease that transfers substantially all of the property’s non-financial operating and holding costs to the tenant. Lexington also determined that property operating financial statements for these properties subject to a net lease would not be relevant to an investor.

Lexington further advises that since none of the purchase prices of the net leased properties acquired in the transaction exceeded 20% of Lexington’s total assets at December 31, 2004, it did not provide financial statements of the tenant or guarantor under the net lease encumbering the property.

5.

Related to prior comment 9, we still do not understand how the current disclosure depicts a meaningful presentation of the pro forma effects of the acquisition. It is also unclear how the 20% threshold on individual property basis is relevant to the requirements of Article 11 in determining that pro forma information for such properties is not required. Please revise your pro forma information to reflect the acquisition of all properties to the extent there is available information that is factually supportable.

Steven Jacobs

August 15, 2006

As discussed with the Staff, Lexington viewed the acquisition of the properties as 27 separate property acquisitions and did not believe that pro forma information was necessary. Nonetheless, in light of the Staff’s comment, Lexington has advised that on August 15, 2006, it filed Amendment No. 2 to the Form 8-K dated April 13, 2005, which includes pro forma information for the remainder of the properties acquired in the acquisition disclosed in the Form 8-K

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.

Sincerely

/s/ Mark Schonberger

Mark Schonberger

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:   Joseph S. Bonventre, Esq.

        Nathalia A. Young, Esq.